Approval of Investment Advisory Contract

At an in-person meeting held on May 15, 2006, the Board of Trustees (the Trustees or the Board), 60% of which is comprised of Trustees who are not interested persons (as defined by the Investment Company Act of 1940, as amended) (the Independent Trustees), of E.I.I. Realty Securities Trust (the Trust) considered the annual approval of the continuation of the investment advisory agreement (the Advisory Agreement) between the Trust, on behalf of E.I.I. Realty Securities Fund (RSF) and E.I.I International Property Fund
(IPF) (the Funds), and E.I.I. Realty Securities, Inc. (EII or the Adviser).
The Trustees reviewed with counsel to the Trust the information provided to them in connection with their review of the Advisory Agreement for the Fund, including: a legal memorandum setting forth the Trustees responsibilities in considering approval of the Advisory Agreement; information on the Adviser, including Part II of the Form ADV; and comparative fee, expense and performance information provided by Lipper Inc. (Lipper) based upon an 11 fund peer group selected by Lipper. The Board also met with representatives from the Adviser to discuss information about the firms profitability and business plans, and staffing and investment performance issues.
The Board reviewed and considered the nature and extent of the investment advisory services provided by EII under the Advisory Agreement, including portfolio management, investment research and securities trading. The Trustees also reviewed and considered the nature and extent of the non-advisory, administrative services provided by EII under an administration agreement, including accounting, clerical, bookkeeping, compliance, business management and planning, and the provision of supplies, office space and utilities. (The Advisory Agreement and the administration agreement together are referred to as the Management Agreement.) The Board also compared the nature of the services provided by EII with similar services provided by non-affiliated advisers, as reported to the Board by Lipper.
The Trustees reviewed and considered the qualifications of the portfolio managers, the senior administrative managers and other key personnel of EII who provided the administrative and investment advisory services to the Funds. The Trustees determined that EIIs portfolio managers and key personnel were well qualified by education and/or training and experience to perform the services in an efficient and professional manner. The Trustees concluded that the nature and extent of the advisory and administrative services provided were necessary and appropriate for the conduct of the business and investment activities of the Funds. The Board also concluded that the overall quality of the advisory and administrative services was satisfactory.
The Trustees reviewed RSFs performance for the one, three and five year periods ended March 31, 2006, and since inception, and IPFs performance for the one year period ended March 31, 2006, and since inception, as shown in reports provided by Lipper, compared to the performance of comparable funds selected by Lipper (the performance peer group), and noted that the Funds performance was in the fifth quintile for the five year period and since inception, was in the third quintile for the three year period and was in the fourth quintile for the most recent one year period. The Trustees concluded that, although the Fund had underperformed the median to date, performance was improving and EII was addressing performance issues.

The Trustees reviewed the advisory and administrative fees (together, the management fee) paid by the Funds and the total expense ratio of the Funds.
The Board noted that: (i) the Funds contractual management fee rates were higher than the median management fee rates for funds, selected by Lipper (the expense peer group), managed by other advisers with investment strategies comparable to those of the Funds, as shown in the Lipper report for the Funds; but (ii) the Funds total expense ratios were lower than the average total expense ratios of the funds included in each Funds expense peer group because of fee waivers. The Trustees concluded that each Funds management fee rate was competitive in light of the fact that EII managed the Funds so that the total expense ratio of each Fund was less than the total expense ratio of the funds in the expense peer group average. The Independent
Trustees reviewed the structure of each Funds management fee schedule under the Management Agreement and noted that it did not include any breakpoints, but that the Funds benefited from a fee waiver.
The Trustees considered and reviewed information concerning the costs incurred and profits realized by EII from its relationship with the Funds and concluded that the profits earned by EII were not excessive in light of the advisory, administrative and other services provided to the Funds.
The Trustees did not identify any so-called fall-out benefits derived by EII from its relationship with the Funds although it did consider whether EII realized any benefits as a result of brokerage transactions executed through soft dollar arrangements. Under such arrangements, brokerage commissions paid by the Funds and/or other clients managed by EII would be used to pay for research that a securities broker obtains from third parties, or to pay for both research and execution services from securities brokers who effect transactions for the Funds. The Trustees recognized that the receipt of such research from brokers might reduce EIIs costs but concluded that the receipt of such research strengthens the investment management resources of EII, which might ultimately benefit the Funds and other funds and clients.
The Trustees considered whether EII was financially sound and had the resources necessary to perform its obligations under the Management
Agreement. The Trustees noted that EIIs operations remained profitable, although reduced assets under management and increased expenses in recent years had reduced EIIs profitability. The Independent Trustees concluded that EII had the financial resources necessary to fulfill its obligations under the Management Agreement.
The Trustees also reviewed and considered the historical relationship between the Funds and EII, including the policies and procedures formulated and adopted by EII for managing each Funds operations and the Trustees confidence in the competence and integrity of the senior managers and key personnel of EII. The Board concluded that it was beneficial for the Funds to continue their relationship with EII.
The Board considered the controls and procedures adopted and implemented by EII and monitored by the Trusts Chief Compliance Officer and concluded that the conduct of business by EII indicated a good faith effort to adhere to high ethical standards in the conduct of the Funds business.
The Independent Trustees then met in executive session with counsel to the Trust to discuss the renewal of the Advisory Agreement for each Fund. After the Independent Trustees executive session, the full Board unanimously concluded, after considering and weighing all of the above factors, that it would be in the best interest of each Fund and its shareholders to approve the renewal of the Management Agreement for another year.